Exhibit 2.4

DESCRIPTION OF OUR AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, will execute and deliver the American Depositary Receipts, or ADRs. Each ADR is a certificate evidencing a specific number of American Depositary Shares, or ADSs. Each ADS will represent one-fifth (1/5) of a share of our common stock (or a right to receive one-fifth (1/5) of a share) deposited with Mizuho Bank, Ltd. located in Tokyo as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office (the “Office”) at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Japanese law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement as of the date of this annual report. For more complete information, you should read the entire deposit agreement and the form of ADR. The forms of the deposit agreement and the ADR are attached to this annual report as Exhibits 2.2 and 2.1, respectively. Copies of the deposit agreement are also available for inspection by ADS holders at the Office of the depositary. Capitalized terms shall have the meaning stated herein or the meaning stated in the deposit agreement.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See “Item 10.E. Taxation—Japanese Taxation” in this annual report. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. In lieu of distributing fractional ADSs, it may sell shares representing the aggregate of such fractional ADSs by public or private sale (or, if such sale is not possible with respect to any portion of shares that is less than one unit, by sale to us) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell, by public or private sale, an amount of the shares received (or American Depositary Shares representing those shares) and withhold any tax or governmental charge or the fees and expenses of the depositary in respect of that distribution.

•

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights at the instruction of ADS holders on their behalf, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

•

Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How do ADS holders cancel an ADS and obtain shares?

You may turn in your ADSs for the purpose of withdrawal at the depositary’s Office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares represented by the ADSs and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its Office, or other requested locations. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

Upon surrender of ADSs for the purpose of withdrawal by an ADS holder to the depositary, as a result of, and to the extent required by, the operation of applicable provisions of the Companies Act of Japan or any other

Japanese law, the depositary will effect the delivery to such ADS holder of only that portion of shares (and any other deposited securities relating to such shares) comprising a unit or an integral multiple thereof (the “deliverable portion” ). For the purpose of the foregoing sentence, the deliverable portion shall be determined on the basis of the aggregate number of shares represented by the entire amount of the ADSs surrendered by the same ADS holder at the same time. The depositary will promptly advise such ADS holder as to the amount of shares and other deposited securities, if any, constituting a non-deliverable portion and shall deliver to such ADS holder ADS representing such non-deliverable portion. In addition, the depositary shall notify such ADS holder of the additional amount of ADSs which such ADS holder would be required to surrender in order for the depositary to effect delivery of all the shares and other deposited securities represented by the ADSs of such ADR holder.

Voting Rights

How do you vote?

You may instruct the depositary to vote the shares underlying your ADSs, but only if we ask the depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares in time to exercise your right to vote.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares represented by your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified in the voting materials. The depositary will try, as far as practical, subject to the laws of Japan and our articles of incorporation, to vote or to have its agents vote the deposited shares as you instruct. The depositary will only vote or attempt to vote as you instruct.

If no voting instructions are received by the depositary from you on or before the date established by the depositary for submission of such instructions, the depositary shall deem you to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (x) we do not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of our shares of common stock.

So long as under our articles of incorporation and Japanese law votes may only be cast in respect of one or more whole units of shares, (i) the same instructions received from ADS holders shall be aggregated and the depositary shall endeavor subject to applicable law and market practice to vote or cause to be voted the number of whole units in respect of which such instructions as so aggregated have been received, in accordance with such instruction, and (ii) such ADS holders acknowledge and agree in the deposit agreement that, if the depositary has received the same instructions any portion of which, after aggregation of all such instructions, constitutes instructions with respect to less than a whole unit of shares, the depositary will be unable to vote or cause to be voted the shares to which such portion of the instructions applies.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions, provided that such nonaction or action is in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

If we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon as far in advance of the meeting date as practicable.

Record Dates

Whenever (i) a cash dividend, cash distribution or any other distribution is made on deposited securities or rights to purchase shares or other securities are issued with respect to deposited securities or the depositary receives notice that a distribution or issuance of that kind will be made, (ii) the depositary receives notice that a meeting of holders of our shares will be held in respect of which we have requested the depositary to send a notice, (iii) the depositary will assess a fee or charge against ADS holders, (iv) the depositary causes a change in the number of shares that are represented by each ADS, or (v) the depositary otherwise finds it necessary or convenient, in each case, the depositary will fix a corresponding record date for ADS holders, which shall be the same as, or as near as practicable to, any corresponding record date set by us with respect to our shares.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory and binding on the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs on a pro rata basis and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of the ADRs without your consent if we and the depositary deem it necessary and desirable. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, cable, telex or facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. Upon an amendment which changes the number of shares represented by each ADS, the depositary may call for the surrender and/or exchange of ADRs to effect the change. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our shares from an exchange on which they were listed and does not list the shares on another exchange;

•	we enter insolvency proceedings or admit in writing our inability to pay our debts generally as they become due in the ordinary course of business;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•

are not liable for any action or non-action by either of us in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADS owner or any other person believed to be competent to give such advice or information;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before the receipt of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon the surrender of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. Each pre-release will be:

•	preceded or accompanied by a written representation from the person to whom ADSs are to be delivered that such person, or its customer, owns the shares or ADSs to be remitted, as the case may be,

•	at all times fully collateralized with cash or such other collateral that the depositary considers appropriate,

•	terminable by the depositary on not more than five business days’ notice, and

•

subject to all indemnities and credit regulations that the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it reasonably thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the Depositary.

Notices and Reports

The depositary will make available for ADS holders inspection at its Office any notices, reports and communications, including any proxy solicitation material, that it receives from us, if those notices, reports and communications are both (a) received by the depositary as the holder of the deposited securities and (b) made generally available by us to the holders of the deposited securities. If we ask it to, the depositary will also send you copies of those reports it receives from us.

In addition, we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, file certain reports with the Securities and Exchange Commission. Such reports will be available for inspection and copying at the public reference facilities maintained by the Commission located at 100 F Street, N.E. Washington, D.C. 20549.

Inspection of Transfer Books

The depositary will keep books for the registration of ADSs, which will be open for your inspection at the Depositary’s Office during regular business hours. However, such inspection shall not be for the purpose of communicating with other owners of ADSs in the interest of a business or object other than our business or other than a matter related to the deposit agreement or the ADSs.

Disclosure of Interests

When required in order to comply with applicable laws and regulations or our articles of incorporation, we may from time to time request each ADS holder to provide to the depositary, and each ADS holder agrees to provide and consents to the disclosure of, information relating to:

•	the capacity in which it holds ADSs;

•	the identity of any holders or other persons or entities then or previously interested in those ADSs and the nature of those interests; and

•	any other matter where disclosure of such matter is required for that compliance.